DSM Press Release

DSM, Corporate Communications,
P.O. Box 650
Telephone (3
Internet: www
E-mail : medi



05009898



20E

Heerlen (NL), 12 July 2005

SUPPL

DSM sells its interest in yeast producer Rymco - all bakery activities now divested

DSM today announced that it has agreed to sell its 50% share interest in South African yeast products manufacturer Rymco to its joint venture partner Daniel Mills & Sons. The total proceeds of the share transfer for DSM amount to EUR 39 million. Closing is expected to take place in September, subject to certain standard regulatory approvals.

The sale of DSM's interest in Rymco is the final step in divesting its yeast and bread improver businesses. Last month, DSM sold the main bakery activities of its business group DSM Bakery Ingredients to Gilde Investment Management. In 2004, the Baking Enzymes business unit was transferred to the DSM Food Specialties business group. The share interest in Rymco formed the last remaining element of the Bakery Ingredients business group.

Feike Sijbesma, member of DSM's Managing Board, commented: "*The strategic decision to shift our focus more to health and nutritional value enhancing food ingredients and the changing business climate for bakery ingredients products, made us decide to step out of this business. After the successful divestment of DSM Bakery Ingredients, it was a logical step to also sell our one remaining activity left in this area. I am pleased that Daniel Mills & Sons is the acquiring party. Since they already hold 50% of Rymco, the business will continue under an existing owner.* "

About Rymco

Rymco is the largest manufacturer and distributor of yeast products in South Africa. It holds leadership positions in South Africa for fresh, consumer and wine yeast and bakery enzymes. The company employs approximately 370 people and has production facilities in Johannesburg and Cape Town. In the financial year from 1 May 2004 to 30 April 2005, total sales of the company amounted to R 520 million (approx. EUR 63 million).

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around EUR 8 billion and employs about 24,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit www.dsm.com.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.